

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 5, 2016

Via E-mail
Jaime Alberto Velasquez Botero
Chief Financial Officer
Bancolombia S.A.
Carrera 48 #26-85
Avenida Los Industriales
Medellin, Colombia

    Re: Bancolombia S.A.
            Form 20-F for the Fiscal Year Ended December 31, 2015
            Filed April 22, 2016
            File No. 001-32535

Dear Mr. Velasquez Botero:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Gus Rodriguez

                  Gus Rodriguez
                  Accounting Branch Chief
                  Office of Financial Services